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EXHIBIT 99.1

FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, August 11, 2015

FAIRFAX ANNOUNCES MODIFICATIONS TO MULTIPLE VOTING SHARE
PROPOSAL AND POSTPONEMENT OF SPECIAL MEETING
OF SHAREHOLDERS TO AUGUST 24, 2015

Fairfax Financial Holdings Limited ("Fairfax") (TSX: FFH and FFH.U) announces that it has made certain modifications to its previously-announced multiple voting share proposal in response to discussions with certain significant institutional shareholders of Fairfax, which are designed to provide additional minority shareholder protections. Those shareholders, as well as other significant institutional shareholders, have advised that they now intend to vote in favour of the proposal.

To allow more time for shareholders to consider the modifications to the proposal and to vote their shares, Fairfax has further postponed its upcoming special meeting of shareholders (the "Special Meeting"). The Special Meeting will now be held on Monday, August 24, 2015 at 9:00 a.m. (Toronto time) at the offices of Torys LLP, 79 Wellington Street West, 33rd floor, Toronto, Canada.

The modifications to the multiple voting share proposal consist of:

1.
An additional and accelerated shareholder ratification procedure, whereby if Fairfax intends to issue subordinate voting shares representing more than 50% of its outstanding subordinate voting shares and multiple voting shares in a transaction at any time, the rights protecting the current 41.8% voting power of the multiple voting shares from dilution will remain in force only if the continuing effect of the proposed amendments following such issuance of shares has been approved in advance by a majority of the minority shareholder vote. Following a failed ratification vote in this circumstance (or the failure to hold a vote as required), if Fairfax proceeds with the transaction, the issuance, together with any other issuances of subordinate voting shares after that date, will have the effect of diluting the percentage of votes represented by the multiple voting shares. If the ratification vote is approved, the shares issued pursuant to the transaction will not be included when calculating whether the 125% and 150% dilution thresholds have been exceeded for the next regular ratification vote; and

2.
An additional and accelerated shareholder ratification procedure in the event, for any reason, Prem Watsa is neither Chairman nor Chief Executive Officer of Fairfax, whereby the rights protecting the current 41.8% voting power of the multiple voting shares from dilution will remain in force only if the continuing effect of the proposed amendments has been approved by a majority of the minority shareholder vote within five years after such date. If such a ratification vote is not approved or Fairfax fails to hold such a vote within five years, any issuances of subordinate voting shares after the failed vote or the deadline for holding the vote, whichever is earlier, will have the effect of diluting the percentage of votes represented by the multiple voting shares.

The special committee of independent directors previously formed to consider the proposal and Fairfax's board of directors have unanimously recommended that shareholders vote in favour of the proposal, as amended by these modifications.

"We encourage all shareholders to review the modifications we have made to our proposal, which we believe is in the best interests of Fairfax and its shareholders. It is important that shareholders who have not yet voted on this proposed amendment submit their proxies or instruct their brokers or custodians to submit them," said Prem Watsa, Fairfax's Chairman and CEO.

The modifications to the proposal are described in more detail in the supplement to the management proxy circular for the meeting, which is today being filed on SEDAR and posted on Fairfax's website www.fairfax.ca and which will be mailed to shareholders who previously received the management proxy circular. Shareholders are strongly encouraged to review the supplement for full details regarding the modifications to the proposal.

As a result of the postponement of the Special Meeting, the deadline for proxies to be received is now 12:00 noon (Toronto time) on August 21, 2015. Shareholders who have already submitted a form of proxy and do not wish to change their vote need not take any further action. Shareholders continue to have the right to revoke or change their proxies prior to the commencement of the Special Meeting in accordance with the procedures set forth in the management proxy circular dated June 12, 2015 in respect of the Special Meeting.

The record date for the Special Meeting has not changed and remains the close of business on June 24, 2015.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact: John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

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  EXHIBIT 99.1
FAIRFAX ANNOUNCES MODIFICATIONS TO MULTIPLE VOTING SHARE PROPOSAL AND POSTPONEMENT OF SPECIAL MEETING OF SHAREHOLDERS TO AUGUST 24, 2015